September 19, 2007

VIA EDGAR

Christian N. Windsor

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	The PNC Financial Services Group, Inc.

Definitive 14A

Filed March 23, 2007

File No. 01-9718

Dear Mr. Windsor:

In connection with the filing referenced above, The PNC Financial Services Group, Inc. is reviewing the comments provided by the SEC in its letter dated August 21, 2007. PNC intends to provide its responses to this letter by Friday, October 12, 2007. Please contact me at 412-762-1901 with any questions.

Best regards,

/s/ George P. Long, III
George P. Long, III
Senior Counsel and Corporate Secretary

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